SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

CNPJ Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

THIRD QUARTER 2025

São Paulo, October 30, 2025 – Braskem S.A. (“Braskem” or “Company”) reports to its shareholders and the market its Production & Sales Report for the third quarter of 2025. The information herein is based on preliminary data and was not revised by the Company's independent auditor.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576- 9531 or emailing braskem-ri@braskem.com.br.

Contents

1. OPERATIONAL OVERVIEW 3Q25	2
2. PERFORMANCE BY SEGMENT	3
2.1 BRAZIL/SOUTH AMERICA	3
2.2 UNITED STATES & EUROPE	6
2.3 MEXICO	7
3. PETROCHEMICAL SPREADS	8

1.	OPERATIONAL OVERVIEW 3Q25

In the third quarter of 2025, despite global economy having adjusted to a scenario of new political measures and extremes of more moderate tariffs, the scenario remains volatile with few factors supporting the growth of economic activity for the second half of the year. In this context, chemical and petrochemical spreads in the international market continue under pressure, impacting results across all regions.

In the Brazil/South America segment, resin references price in the international market in 3Q25 were lower by 3% when compared to the previous quarter, impacting the profitability of this segment. This effect was offset by the positive effect of PE antidumping and the continued implementation of commercial strategy to supply the Brazilian market. In relation to the United States and Europe segment, spreads decreased in relation to the previous quarter. The utilization rate was higher, due to the normalization of operations, while the sales volume was lower, due to lower demand in both regions.

In the third quarter of 2025, the first general maintenance shutdown at the Braskem Idesa petrochemical plant was completed, which involved more than 3,000 people during its execution. The utilization rate and sales volume were lower compared to the previous quarter due to this scheduled shutdown, while spreads in the international market remained in line. Additionally, the Puerto Química México Terminal began supplying ethane to Braskem Idesa, reducing the need to use the Fast Track solution.

2

2.	PERFORMANCE BY SEGMENT
2.1	BRAZIL/SOUTH AMERICA

Average utilization rate of petrochemical crackers: lower compared to 2Q25 (-9 p.p.) and 3Q24 (-8 p.p.) mainly explained by (i) scheduled maintenance shutdown at the Rio de Janeiro petrochemical Complex that began in August and lasted around 33 days; and (ii) strategy to optimize production at naphtha-based plants considering demand levels.

Resin’s sales volume: in the Brazilian market, the reduction (-5%) compared to 2Q25 is mainly explained by (i) lower PE sales volume due to the higher volume of imports in July and August; and (ii) lower PP sales volume due to lower demand in the Brazilian market by 5%.

In relation to 3Q24, the reduction (-9%) is mainly explained by (i) lower PP sales volume (-15%) due to lower demand in the Brazilian market by 11%; and (ii) the lower sales volume of PE (-5%) and PVC (-11%) explained by the strategy of prioritizing sales with higher added value.

Resin exports remained in line with 2Q25 (+1%). In relation to 3Q24, the increase (+9%) is mainly explained by the (i) higher availability of product for export given the lower PP demand in the Brazilian market by 11%; and (ii) optimization of PE inventory levels.

3

Main chemicals sales volume[1]: in the Brazilian market, increase (+11%) compared to 2Q25, mainly explained by the higher sales volume of (i) paraxylene due to the normalization of operations after a scheduled shutdown at the production unit for this product; (ii) ethylene and propylene, due to higher demand with the normalization of customer operations; and (iii) gasoline, due to the higher availability of the product for sale.

In relation to 3Q24, the decrease (-2%) is mainly explained by the lower sales volume of (i) cumene, benzene and ethylene due to the lower demand for these products in the period; and (ii) toluene, due to the higher supply of substitute products in the Brazilian market.

The increase in exports (+10%) compared to 2Q25 is mainly explained by the higher volume of propylene exports due to the increased availability of product for sale and lower demand for PP in the Brazilian market, partially offset by the lower volume of butadiene exports due to the prioritization of serving the Brazilian market.

The reduction (-23%) compared to 3Q24 is mainly explained by the lower volume of exports of (i) gasoline, due to the prioritization of serving the Brazilian market; and (ii) butadiene and toluene due to the lower availability of product for export.

[1] Main chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the representation of these products in the segment’s net revenue.

4

Average utilization rate of green ethylene: lower compared to 2Q25 (-31 p.p.) and 3Q24 (-55 p.p.) due to the optimization of Green PE inventory levels.

Green PE (I’m greenTM biobased) sales volume: lower compared to 2Q25 (-4%) and 3Q24 (-8%) due to the chain’s destocking in Asian markets.

5

2.2	UNITED STATES & EUROPE

Average utilization rate of PP plants: increase (+5 p.p.) compared to 2Q25, mainly due to the normalization of operations and the replenishment of inventories in plants in the United States, partially offset by lower production in Europe, due to unscheduled shutdowns that occurred in the quarter with lower availability of feedstock, in line with the inventory optimization strategy.

Compared to 3Q24, the utilization rate increased (+3 p.p.) mainly due to the optimization of inventories in the United States.

PP sales volume: lower compared to 2Q25 (-2%) mainly explained by lower industrial activity in Europe due to the seasonality of the period.

Compared to 3Q24, sales volume was lower (-1%) due to the lower volume of PP exported in the United States.

6

2.3	MEXICO

Average utilization rate of PE plants: higher compared to 2Q25 (+3 p.p.), mainly due to the normalization of operations at the Braskem Idesa petrochemical Complex after a scheduled shutdown concluded on July 31, 2025.

In relation to 3Q24, the average utilization rate of the PE plants was lower (-27 p.p.) mainly due to (i) the scheduled maintenance shutdown of the Braskem Idesa petrochemical Complex; and (ii) the lower volume of ethane supplied by PEMEX, of around 11.3 thousand barrels per day, compared to 28.9 thousand barrels per day in 3Q24.

The volume of ethane supplied through the Fast Track solution was around 17.2 thousand barrels per day in 3Q25.

In addition, in September, Terminal Química Puerto México began supplying ethane to Braskem Idesa, which is still in the commissioning phase, totaling around 11.3 thousand barrels per day.

PE sales volume: lower (-6%) compared to 2Q25 and 3Q24 (-30%) mainly due to the lower availability of product for sale, as explained previously.

7

3.	PETROCHEMICAL SPREADS

8

BRAZIL/SOUTH AMERICA

•	PE Spread[2]: ower compared to 2Q25 (-4%).
o	The PE price in the USA decreased (-2%) in relation to 2Q25, mainly impacted by the oversupply of this product with inventory in the region above the average of the last five years.
o	The price of naphtha ARA increased (+1%) compared to 2Q25, explained by the increase (+2%) in the price of oil, mainly due to higher demand during the period, explained by the driving season in the USA.
o	Compared to 3Q24, the spread decreased (-19%) mainly due to lower PE prices in the USA (-16%) due to the increase in global PE supply, explained by the continuous increase in production levels.
•	PP Spread[3]: lower compared to 2Q25 (-14%).
o	The PP price in Asia decreased (-5%) compared to 2Q25, mainly explained by the reduction in demand in the region, due to economic uncertainties, added to the increase in supply, mainly due to the resumption of plants in China after scheduled shutdowns.
o	The price naphtha ARA increased (+1%) compared to 2Q25, as mentioned previously.
o	Compared to 3Q24, the spread increased (+4%) mainly due to the lower price of naphtha ARA (-15%).
•	PVC Par Spread[4]: redução em relação ao 2T25 (-13%).
o	The PVC price remained in line, compared to 2Q25 (+1%), mainly impacted by (i) the stability of demand during the period, compensating for the higher supply of resin in the region; and (ii) the lower price of caustic soda in the United States (-14%), mainly due to the reduction in demand in the paper and cellulose segments.
o	Compared to 3Q24, the Par PVC spread decreased (-26%), mainly impacted by the reduction in PVC prices (-14%), mainly explained by (i) reduced demand, especially in the civil construction and packaging sectors; and (ii) higher supply during the period, mainly from the United States and Argentina.
•	Spreads on Main Chemicals[5]: lower compared to 2Q25 (-3%).
o	The naphtha price increased (+1%), as mentioned previously, partially offset by the reduction in the price of the main chemicals (-1%) in relation to the previous quarter, mainly due to (i) the lower price of butadiene (-13%) given the lower demand and explained by import tariffs, a weakened market due to higher availability of feedstock and less competitiveness; and (iii) the reduction in the price of propylene (-5%) in the USA explained by the increase in supply due to higher levels of oil production.

[2] (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% US ethane price – 50% US propane price)*18%.

[3] Asia PP price – Naphtha ARA price.

[4] PVC Price: Asia PVC Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

[5] Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales volume mix) – naphtha ARA price.

9

o	Compared to 3Q24, the Main Chemicals spread was lower (-18%), influenced by the decrease in the prices of gasoline (-8%), benzene (-27%), butadiene (-32%), and propylene (-32%), partially offset by the reduction in the price of naphtha (-15%).

UNITED STATES AND EUROPE

  PP Spreads US[6]: remained in line with 2Q25.
o	The PP price decreased (-3%) compared to 2Q25 due to the lower price of propylene in the USA (-5%), mainly explained by (i) the higher supply, due to the normalization of utilization rates in the region; and (ii) higher inventory levels in the production chain, mainly explained by the reduction in exports in the period.
o	In relation to 3Q24, the spread remained in line.

  PP Spreads Europe[7]: lower (-27%) compared to 2Q25.
o	The PP price in Europe decreased (-4%) when compared to 2Q25, mainly due to lower demand from the household appliances, automotive and construction sectors, partially offset by the price of propylene, which remained in line compared to the previous quarter.
o	Compared to 3Q24, the spread was lower (-41%) mainly impacted by the lower PP price in Europe (-10%).

MEXICO

•	PE Spread North America[8]: remained in line with 2Q25 (+1%).
o	The price of PE in the US remained in line with 2Q25, mainly impacted by the increase in demand, mainly at the beginning of July, due to uncertainty about supply during the period, explained by the scheduled shutdown of the Braskem Idesa Complex.
o	The price of ethane decreased (-4%) compared to 2Q25, mainly explained by the increase in supply, mainly due to the lower number of plant shutdowns in the region, added to market uncertainties regarding tariffs.
o	In relation to the same period of the previous year, the spread was lower (-27%), mainly impacted by the higher price of ethane in the United States (+47%), due to the increase in export volumes.

[6] U.S. PP – U.S. propylene price.

[7] EU PP – EU propylene price.

[8] U.S. PE – U.S. ethane price.

10

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance, and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition, and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “objective,” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro-objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends, or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development, and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures, and the unprecedented impact on businesses, employees, service providers, shareholders, investors, and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.